Mail Stop 3561
        July 28, 2005
Ikuko Otani
Director Finance, Corporate Planning
Kabushiki Kaisha Wacoal
29 Nakajima-cho, Kisshoin, Minami
Kyoto 601-8530, Japan

Re: Wacoal Corp.
    Form 20-F for the Fiscal Year Ended March 31, 2005
    Filed July 8, 2005
    File No. 0-11743

Dear Mr. Otani:

    We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

    Sincerely,

 Michael Moran
     Branch Chief

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